UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

Air Industries Group

(Exact Name of Registrant as Specified in Charter)

Nevada	001-35927	80-0948413
(State or Other Jurisdiction	(Commission File Number)	(IRS Employer
of Incorporation)		Identification Number)

1460 Fifth Avenue, Bay Shore New York 11706
(Address of Principal Executive Offices)

Scott Glassman, Chief Financial Officer	(631) 968-5000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

At the time of the adoption of Rule 13p-1 under the Securities Exchange Act of 1934 by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, we determined that certain products that we manufacture or have manufactured for us contain, or may contain, Conflict Minerals (as defined in Item 1.01(d)(3) of Form SD). We continue to use Conflict Minerals in certain of the products we manufacture. Based on procedures previously undertaken and our reliance upon predominately the same suppliers for raw materials and representations they have made to us, we have no reason to believe that for the period from January 1 to December 31, 2023, our products subject to inquiry pursuant to Rule 13p-1 contained Conflict Minerals that originated in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”). Nevertheless, as we rely primarily upon information from our suppliers and, in turn, their suppliers, to determine the country of origin of raw materials utilized in our products, and to comply with applicable laws and regulations as to the use of Conflict Minerals, we cannot state definitively that Conflict Minerals originating in the Covered Countries have not been incorporated in some of our products without our knowledge.

Despite our belief that the Conflict Minerals used in our products do not originate in Covered Countries, because we do not possess sufficient information from our suppliers to determine the country of origin or likely country of origin of all of the Conflict Minerals used in our products during the period from January 1, 2023, to December 31, 2023, a copy of Our Conflict Minerals Report for that reporting period is annexed hereto as Exhibit 1.01.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Air Industries Group

By:	/s/ Scott Glassman
Scott Glassman
Chief Financial Officer
May 31, 2024

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